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SECURITI… …MMISSION
Washington, D. C. 20549

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JUN 01 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/09 (MM/DD/YY) to 3/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MONETA SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

15413 Championship Drive
(No. and Street)

Haymarket	Virginia	20169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Frederick Eliassen — (703) 753-9643
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albrecht, Viggiano, Zureck and Company, P. C.
(Name – *if individual, state last, first, middle name*)

25 Suffolk Court	Hauppauge	New York	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

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Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick Eliassen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Moneta Securities Corp., as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

President
Title

Subscribed and sworn to before me this
25 day of May 2010

Notary Public

TIFFANY M. WEBB
NOTARY PUBLIC
REGISTRATION # 345594
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
JULY 31, 2012

This report* contains (check all applicable boxes)

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MONETA SECURITIES CORP.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Years ended March 31, 2010 and 2009

TABLE OF CONTENTS

AVZ
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Moneta Securities Corp.
Haymarket, Virginia

We have audited the accompanying statements of financial condition of Moneta Securities Corp. (the "Corporation") as of March 31, 2010 and 2009 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moneta Securities Corp. as of March 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
May 20, 2010

PERSONAL SERVICE. TRUSTED ADVICE.

ALBRECHT, VIGGIANO, ZURECK & COMPANY, P.C.

245 PARK AVENUE, 24TH FLOOR
NEW YORK, NY 10167
T: 212.792.4075

25 SUFFOLK COURT
HAUPPAUGE, NY 11788-3715
T: 631.434.9500 F: 631.434.9518
www.avz.com
INDEPENDENT MEMBER OF BKR INTERNATIONAL

MONETA SECURITIES CORP.
STATEMENTS OF FINANCIAL CONDITION
March 31, 2010 and 2009

	2010	2009
ASSETS		
Current Assets		
Cash	$ 35,553	$ 32,277
Total Current Assets	35,553	32,277
	$ 35,553	$ 32,277
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts payable	$ 4,000	$ 3,500
Income taxes payable	568	732
Total Current Liabilities	4,568	4,232
Stockholder's Equity		
Capital stock - 200 shares authorized, 100 shares issued and outstanding	5,000	5,000
Additional paid-in capital	7,500	7,500
Retained earnings	18,485	15,545
	30,985	28,045
	$ 35,553	$ 32,277

See notes to financial statements.

MONETA SECURITIES CORP.
STATEMENTS OF INCOME
Years ended March 31, 2010 and 2009

	2010	2009
Revenues		
Commissions	$ 44,081	$ 60,447
Expenses		
Commissions	28,500	44,000
Operating expenses	12,094	11,766
	40,594	55,766
Income From Operations	3,487	4,681
Other Income		
Interest	21	28
Income Before Provision for Taxes	3,508	4,709
Provision for Taxes	568	732
Net Income	$ 2,940	$ 3,977

See notes to financial statements.

MONETA SECURITIES CORP.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years ended March 31, 2010 and 2009

	2010				2009
	Capital Stock	Paid-In Capital	Retained Earnings	Total	Total
Balances at Beginning of Year	$ 5,000	$ 7,500	$ 15,545	$ 28,045	$ 24,068
Net Income			2,940	2,940	3,977
Balances at End of Year	$ 5,000	$ 7,500	$ 18,485	$ 30,985	$ 28,045

See notes to financial statements.

MONETA SECURITIES CORP.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
Years ended March 31, 2010 and 2009

2010	2009
None	None

See notes to financial statements.

MONETA SECURITIES CORP.
STATEMENTS OF CASH FLOWS
Years ended March 31, 2010 and 2009

	2010	2009
Cash Flows from Operating Activities		
Net Income	$ 2,940	$ 3,977
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in income taxes payable	(164)	(890)
Increase (decrease) in accounts payable	500	(585)
Net Cash Provided by Operating Activities	3,276	2,502
Net Increase in Cash	3,276	2,502
Cash at Beginning of Year	32,277	29,775
Cash at End of Year	$ 35,553	$ 32,277
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for:		
Income taxes	$ 164	$ 890

See notes to financial statements.

MONETA SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2010 and 2009

Note 1 - Nature of Business

Moneta Securities Corp. (the "Corporation") is registered with the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Security Dealers (NASD) as a mutual fund retailer. The Corporation implements investments in connection with the sale of mutual funds and real estate investment trusts. The revenue earned by the Corporation is in the form of commissions received by the respective issuing investment companies.

Note 2 - Summary of Significant Accounting Policies

Income Taxes

The Corporation is subject to taxation in the United States, New York State and Virginia. The Corporation's tax years for March 31, 2010 and 2009 are subject to public inspection and examination by the Internal Revenue Service, New York State and Virginia taxing authorities. Accordingly, Federal and New York State taxes are reflected in the financial statements.

The Corporation accounts for the effect of any uncertain tax positions based on a "more-likely than-not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense.

Fair Value of Financial Instruments

The carrying amounts of cash and accounts payable approximate fair value as of March 31, 2010 and 2009 due to the short term maturity of these instruments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

During December 2009 the FASB issued ASC "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities", which is effective as of the beginning of the Corporation's first annual period that begins after November 15, 2009.

MONETA SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2010 and 2009

Note 2 - Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

This statement amends certain requirements of Subtopic 810-10, previously FASB Interpretation 46(R), "Consolidation of Variable Interest Entities", to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. The Corporation is currently evaluating the impact of this pronouncement.

Subsequent Events

Management has evaluated subsequent events through May 15, 2010, which is the date of the financial statements were available to be issued.

Note 3 - Related Party Transactions

The stockholder of the Corporation is also a stockholder of Moneta Planning Corp. (MPC). An agreement between the above referenced related parties provides that MPC will absorb substantially all costs for employee services and certain other expenses. During the years ended March 31, 2010 and 2009, various office overhead expenses totaling $6,953 and $7,285, respectively, were allocated to the Corporation.

Note 4 - Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity of capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2010 and 2009, the Corporation had net capital of $30,985 and $28,045, respectively, which was $25,985 and $23,045, respectively, in excess of its required net capital of $5,000. The Corporation's ratio of aggregate debt to net capital is 0.15 to 1 at March 31, 2010 and March 31, 2009.

SUPPLEMENTARY INFORMATION

AVZ
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholder
Moneta Securities Corp.
Haymarket, Virginia

Our report on our audits of the basic financial statements of Moneta Securities Corp. for the years ended March 31, 2010 and 2009, appears on page 3. The audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on the following pages are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
May 20, 2010

PERSONAL SERVICE. TRUSTED ADVICE.
ALBRECHT, VIGGIANO, ZURECK & COMPANY, P.C.
245 PARK AVENUE, 24TH FLOOR
NEW YORK, NY 10167
T: 212.792.4075
25 SUFFOLK COURT
HAUPPAUGE, NY 11788-3715
T: 631.434.9500 F: 631.434.9518
www.avz.com
INDEPENDENT MEMBER OF BKR INTERNATIONAL

MONETA SECURITIES CORP.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
Years ended March 31, 2010 and 2009

	2010	2009
Net Capital		
Total stockholder's equity	$ 30,985	$ 28,045
Net Capital	$ 30,985	$ 28,045
Aggregate Indebtedness		
Items included in statements of financial condition:		
Accounts payable	$ 4,000	$ 3,500
Income taxes payable	568	732
Total Aggregate Indebtedness	$ 4,568	$ 4,232
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 25,985	$ 23,045
Ratio of aggregate indebtedness to net capital	.15 to 1	.15 to 1

Moneta Securities Corp. is in compliance with the exemptive provisions of the Securities and Exchange Commission's Rule 15c3-3k(1). The Corporation's business is done strictly on an application basis with the mutual funds and annuity issuing insurance companies.

There is no material difference from the Corporation's computation of net capital (included in part 11A of Form X-17a-5 as of March 31, 2010 and 2009) and the net capital as computed above.

See independent auditors' report on supplementary information.

AVZ

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Board of Directors and Stockholder
Moneta Securities Corp.
Haymarket, Virginia

In planning and performing our audits of the financial statements of Moneta Securities Corp. for the years ended March 31, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practice and procedures followed by the Corporation in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons,

2) Recordation of differences required by rule 17a-13,

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal

ALBRECHT, VIGGIANO, ZURECK & COMPANY, P.C.

245 PARK AVENUE, 24TH FLOOR
NEW YORK, NY 10167
T: 212.792.4075

25 SUFFOLK COURT
HAUPPAUGE, NY 11788-3715
T: 631.434.9500 F: 631.434.9518
www.avz.com
INDEPENDENT MEMBER OF BKR INTERNATIONAL

control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
May 20, 2010